UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—Kingsoft Cloud Holdings Limited to Hold Extraordinary General Meeting on February 8, 2024
99.2	Notice of the Extraordinary General Meeting
99.3	Circular
99.4	Form of Proxy for the Extraordinary General Meeting
99.5	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: January 11, 2024	By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director